SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

-------------------------------------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                         (Amendment No.  1  )(1)
                                       -----
                              Hoovers, Inc. (HOOV)

-------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, Par Value $0.01 per share

-------------------------------------------------------
                         (Title of Class of Securities)
                                    439321100

-------------------------------------------------------
                                 (CUSIP Number)
  Mario Cibelli, c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue,
                          5th Floor, New York, NY 10017

-------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  July 30, 2002

-------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.: 439321100


------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [_]
                                                             (b)  [X]

------------------------------------------------------------------------
3    SEC USE ONLY



------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC, PN

------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         64,461

   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    862,000
  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         64,461

   PERSON      ---------------------------------------------------------

               10   SHARED DISPOSITIVE POWER
    WITH
                    862,000

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     926,461

------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.05%

------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

------------------------------------------------------------------------

CUSIP No.: 439321100


------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cibelli Capital Management, L.L.C.

------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [_]
                                                             (b)  [X]

------------------------------------------------------------------------
3    SEC USE ONLY



------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC

------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    862,000
  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ---------------------------------------------------------

               10   SHARED DISPOSITIVE POWER
    WITH
                    862,000

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     862,000

------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%

------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO

------------------------------------------------------------------------

CUSIP No.: 439321100


------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [_]
                                                             (b)  [X]

------------------------------------------------------------------------
3    SEC USE ONLY



------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC

------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         862,000

   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         862,000

   PERSON      ---------------------------------------------------------

               10   SHARED DISPOSITIVE POWER
    WITH
                    0

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     862,000

------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%

------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Hoovers, INC. (HOOV) that may be deemed to be beneficially owned by Mario Cibelli, Cibelli Capital Management, L.L.C. and Marathon Partners, L.P. (the "Reporting Persons").


--------------------------------------------------------------------------------
CUSIP No.439321100


------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Hoovers, INC., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 5800 Airport Blvd., Austin, TX 78752. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 5th Floor, New York, NY 10017, Cibelli Capital Management, L.L.C., a Delaware limited liability company ("CCM") and Marathon Partners, L.P., a New York limited partnership ("MP"). Mr. Cibelli is the managing member of CCM, which is an investment management firm which serves as the general partner of MP. Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

     (d) None of Mr. Cibelli, CCM and/or MP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Mr. Cibelli, CCM and/or MP, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

Mario Cibelli:
-------------

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 926,461 Shares. The Shares are held by MP and the accounts for which Mr. Cibelli serves as portfolio manger (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F G. Cibelli UTMA:
200 Shares; Mario Cibelli C/F S. Cibelli UTMA: 500 Shares; Mario Cibelli Simple
IRA: 1,000 Shares. The total cost for the Shares held by Mr. Cibelli is $8,262.

Cibelli Capital Management, L.L.C. ("CCM")
------------------------------------------

As of the date hereof, CCM may be deemed to beneficially own 862,000 Shares. The Shares are held in the account of MP, over which CCM has investment discretion. The funds for the purchase of these Shares came from MP's funds.

Marathon Partners, L.P.
-----------------------

As of the date hereof, MP may be deemed to beneficially own 862,000 Shares. The Shares are held by MP in its own account. The funds for the purchase of the Shares by MP came from its own funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for investment purposes on the Clients' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

None of Mr. Cibelli, CCM and/or MP has any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of
Schedule 13D. However, Mr. Cibelli, CCM and/or MP reserve the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should they deem appropriate.

------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

Mr. Cibelli:
------------

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 926,461 Shares, constituting 6.05% of the Shares of the Issuer, based upon the 15,296,710 Shares outstanding as of March 31, 2002, according to the Issuer's most recent Form 10-K.

Mr. Cibelli has the power to vote or direct the vote of 926,461 Shares to which this filing relates.

Mr. Cibelli specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli and CCM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 926,461 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.


Cibelli Capital Management, L.L.C. ("CCM")
------------------------------------------

As of the date hereof, CCM may be deemed to be the beneficial owner of 862,000 Shares, constituting 5.6% of the Shares of the Issuer, based upon the 15,296,710 Shares outstanding as of March 31, 2002, according to the Issuer's most recent Form 10-K.

CCM has the power to vote or direct the vote of 862,000 Shares to which this filing relates.

CCM specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by CCM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 862,000 Shares were acquired for investment purposes. CCM, on behalf of the Clients, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.


Marathon Partners, L.P. ("MP")
------------------------------

As of the date hereof, MP may be deemed to be the beneficial owner of 862,000 Shares, constituting 5.6% of the Shares of the Issuer, based upon the 15,296,710 Shares outstanding as of March 31, 2002, according to the Issuer's most recent Form 10-K.

MP has the power to vote or direct the vote of 862,000 Shares to which this filing relates.

MP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by MP are set forth in Schedule A and were all effected in broker transactions.

The 862,000 Shares were acquired for investment purposes. MP may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

None of Mr. Cibelli, CCM and/or MP has any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of
Schedule 13D. However, Mr. Cibelli, CCM and/or MP reserve the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should he deem appropriate.

------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of Mr. Cibelli, CCM and/or MP has any contract, arrangement, understanding or relationship with any person with respect to the Shares.

------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

None.

------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 August 5, 2002
                                 --------------

                                     (Date)






                   /s/ Mario Cibelli*
                   ----------------------------------------
                   Mario Cibelli*
                   (Signature)


                   Cibelli Capital Management, L.L.C.*


                   By: /s/ Mario Cibelli*
                       ------------------------------------
                   Name: Mario Cibelli*
                   Title: Managing Member


                   Marathon Partners, L.P.*

                   Cibelli Capital Management, L.L.C.*
                   General Partner


                   By: /s/ Mario Cibelli*
                       ------------------------------------
                   Name: Mario Cibelli*
                   Title: Managing Member


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit A
                                                                       ---------


                                    AGREEMENT
                                    ---------

         The undersigned agree that this Schedule 13D dated July 30, 2002 relating to the Common Stock of Hoovers, Inc. (HOOV) shall be filed on behalf of the undersigned.


                               /s/ Mario Cibelli*
                               -----------------------------------
                               Mario Cibelli*
                                              (Signature)


                               Cibelli Capital Management, L.L.C.*


                               By: /s/ Mario Cibelli*
                                   -------------------------------
                               Name: Mario Cibelli*
                               Title: Managing Member


                               Marathon Partners, L.P.*

                               Cibelli Capital Management, L.L.C.*
                               General Partner


                               By: /s/ Mario Cibelli*
                                   -------------------------------
                               Name: Mario Cibelli*
                               Title: Managing Member

                                   Schedule A
                                   ----------

                                  Mario Cibelli
                                  -------------
                           Transactions in the Shares

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

5/02/2002              6,400                         4.76
5/03/2002             17,600                         4.73
5/06/2002              4,500                         4.79
5/07/2002              8,900                         5.04
5/08/2002             10,500                         5.36
5/09/2002              3,050                         5.52
5/10/2002                150                         5.38
5/10/2002              4,300                         5.30
5/13/2002             14,300                         5.17
5/15/2002              2,500                         5.22
5/17/2002              3,000                         5.31
5/20/2002             12,600                         5.48
5/21/2002              5,000                         5.71
5/23/2002              6,900                         5.92
5/24/2002              4,200                         5.92
5/24/2002              5,000                         5.89
5/24/2002             10,000                         5.88
5/28/2002             10,000                         6.06
5/30/2002              1,100                         6.39
5/30/2002                500                         6.25
5/31/2002              4,000                         6.44
6/04/2002              7,000                         6.42
6/05/2002              8,000                         6.43
6/06/2002              4,400                         6.30
6/07/2002              2,000                         6.16
6/10/2002              6,775                         6.01
6/11/2002              2,000                         5.71
6/12/2002                325                         5.55
6/12/2002              7,000                         5.45
6/13/2002              4,000                         5.00
6/14/2002                500                         5.27
6/14/2002             30,520                         5.20
6/14/2002              1,000                         5.20
6/14/2002              1,000                         5.20
6/14/2002                500                         5.20
6/14/2002              1,000                         5.20
6/14/2002              1,500                         5.20
6/14/2002              1,500                         5.20
6/14/2002                500                         5.20
6/14/2002                500                         5.20
6/14/2002              1,500                         5.20
6/14/2002              1,000                         5.20
6/17/2002                580                         5.30
6/18/2002                200                         5.31
6/19/2002                500                         5.22
6/19/2002              6,000                         5.29
6/21/2002              1,400                         5.65
6/21/2002              2,300                         5.59
6/24/2002             51,700                         5.69
6/24/2002              1,000                         5.70
6/24/2002              1,500                         5.70
6/24/2002                500                         5.70
6/24/2002              1,000                         5.70
6/24/2002              1,500                         5.70
6/24/2002              1,500                         5.70
6/24/2002                500                         5.70
6/24/2002                500                         5.70
6/24/2002                300                         5.70
6/24/2002              1,000                         5.70
6/24/2002              1,000                         5.70
6/25/2002                500                         5.40
6/25/2002                500                         5.40
6/26/2002              2,200                         5.31
6/27/2002              6,800                         5.28
6/28/2002              1,400                         5.41
6/28/2002              3,000                         5.40
6/28/2002                500                         5.45
6/28/2002                500                         5.45
7/01/2002              3,490                         5.30
7/02/2002              5,000                         5.40
7/03/2002                110                         5.59
7/03/2002              4,000                         5.59
7/03/2002              3,000                         5.60
7/03/2002              3,000                         5.60
7/09/2002              3,100                         5.29
7/10/2002              2,500                         5.15
7/11/2002             50,000                         5.14
7/11/2002              1,100                         5.10
7/11/2002              1,100                         5.10
7/12/2002              3,000                         5.13
7/15/2002              2,000                         4.99
7/17/2002              4,000                         4.80
7/18/2002             76,000                         4.75
7/22/2002             30,000                         4.70
7/22/2002              2,000                         4.75
7/23/2002              1,400                         4.52
7/23/2002              1,000                         4.53
7/23/2002                600                         4.53
7/23/2002              1,000                         4.53
7/23/2002              1,000                         4.53
7/24/2002             50,000                         4.58
7/24/2002                500                         4.44
7/24/2002              1,000                         4.44
7/24/2002                400                         4.44
7/24/2002              1,000                         4.44
7/24/2002              1,000                         4.44
7/24/2002                500                         4.44
7/24/2002                500                         4.44
7/24/2002                500                         4.44
7/25/2002              9,850                         4.61
7/25/2002                500                         4.64
7/25/2002                500                         4.64
7/25/2002              1,000                         4.64
7/25/2002                200                         4.65
7/25/2002              1,400                         4.64
7/25/2002                400                         4.65
7/26/2002                500                         4.80
7/26/2002              1,000                         4.80
7/26/2002              1,000                         4.80
7/26/2002              1,000                         4.80
7/26/2002                500                         4.80
7/26/2002              2,000                         4.80
7/26/2002              2,000                         4.80
7/26/2002              2,000                         4.80
7/26/2002              2,000                         4.80
7/26/2002              1,000                         4.80
7/26/2002             25,000                         4.82
7/26/2002                500                         4.80
7/26/2002              1,000                         4.80
7/26/2002              2,000                         4.80
7/29/2002              1,896                         4.80
7/30/2002              2,254                         4.98



                       Cibelli Capital Management, L.L.C.
                       ----------------------------------
                           Transactions in the Shares

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

5/02/2002              6,400                         4.76
5/03/2002             17,600                         4.73
5/06/2002              4,500                         4.79
5/07/2002              8,900                         5.04
5/08/2002             10,500                         5.36
5/09/2002              3,050                         5.52
5/10/2002                150                         5.38
5/10/2002              4,300                         5.30
5/13/2002             14,300                         5.17
5/15/2002              2,500                         5.22
5/17/2002              3,000                         5.31
5/20/2002             12,600                         5.48
5/21/2002              5,000                         5.71
5/23/2002              6,900                         5.92
5/24/2002              4,200                         5.92
5/24/2002              5,000                         5.89
5/24/2002             10,000                         5.88
5/28/2002             10,000                         6.06
5/30/2002              1,100                         6.39
5/31/2002              4,000                         6.44
6/04/2002              7,000                         6.42
6/05/2002              8,000                         6.43
6/06/2002              4,400                         6.30
6/07/2002              2,000                         6.16
6/10/2002              6,775                         6.01
6/11/2002              2,000                         5.71
6/12/2002                325                         5.55
6/12/2002              7,000                         5.45
6/13/2002              4,000                         5.00
6/14/2002                500                         5.27
6/14/2002             30,520                         5.20
6/17/2002                580                         5.30
6/19/2002                500                         5.22
6/19/2002              6,000                         5.29
6/21/2002              1,400                         5.65
6/21/2002              2,300                         5.59
6/24/2002             51,700                         5.69
6/26/2002              2,200                         5.31
6/27/2002              6,800                         5.28
6/28/2002              1,400                         5.41
6/28/2002              3,000                         5.40
7/01/2002              3,490                         5.30
7/02/2002              5,000                         5.40
7/03/2002                110                         5.59
7/03/2002              4,000                         5.59
7/09/2002              3,100                         5.29
7/10/2002              2,500                         5.15
7/11/2002             50,000                         5.14
7/12/2002              3,000                         5.13
7/15/2002              2,000                         4.99
7/17/2002              4,000                         4.80
7/18/2002             76,000                         4.75
7/22/2002             30,000                         4.70
7/23/2002              1,400                         4.52
7/24/2002             50,000                         4.58
7/25/2002              9,850                         4.61
7/26/2002             25,000                         4.82
7/29/2002              1,896                         4.80
7/30/2002              2,254                         4.98




                             Marathon Partners, L.P.
                             -----------------------
                           Transactions in the Shares

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

5/02/2002              6,400                         4.76
5/03/2002             17,600                         4.73
5/06/2002              4,500                         4.79
5/07/2002              8,900                         5.04
5/08/2002             10,500                         5.36
5/09/2002              3,050                         5.52
5/10/2002                150                         5.38
5/10/2002              4,300                         5.30
5/13/2002             14,300                         5.17
5/15/2002              2,500                         5.22
5/17/2002              3,000                         5.31
5/20/2002             12,600                         5.48
5/21/2002              5,000                         5.71
5/23/2002              6,900                         5.92
5/24/2002              4,200                         5.92
5/24/2002              5,000                         5.89
5/24/2002             10,000                         5.88
5/28/2002             10,000                         6.06
5/30/2002              1,100                         6.39
5/31/2002              4,000                         6.44
6/04/2002              7,000                         6.42
6/05/2002              8,000                         6.43
6/06/2002              4,400                         6.30
6/07/2002              2,000                         6.16
6/10/2002              6,775                         6.01
6/11/2002              2,000                         5.71
6/12/2002                325                         5.55
6/12/2002              7,000                         5.45
6/13/2002              4,000                         5.00
6/14/2002                500                         5.27
6/14/2002             30,520                         5.20
6/17/2002                580                         5.30
6/19/2002                500                         5.22
6/19/2002              6,000                         5.29
6/21/2002              1,400                         5.65
6/21/2002              2,300                         5.59
6/24/2002             51,700                         5.69
6/26/2002              2,200                         5.31
6/27/2002              6,800                         5.28
6/28/2002              1,400                         5.41
6/28/2002              3,000                         5.40
7/01/2002              3,490                         5.30
7/02/2002              5,000                         5.40
7/03/2002                110                         5.59
7/03/2002              4,000                         5.59
7/09/2002              3,100                         5.29
7/10/2002              2,500                         5.15
7/11/2002             50,000                         5.14
7/12/2002              3,000                         5.13
7/15/2002              2,000                         4.99
7/17/2002              4,000                         4.80
7/18/2002             76,000                         4.75
7/22/2002             30,000                         4.70
7/23/2002              1,400                         4.52
7/24/2002             50,000                         4.58
7/25/2002              9,850                         4.61
7/26/2002             25,000                         4.82
7/29/2002              1,896                         4.80
7/30/2002              2,254                         4.98


03366.0001 #341487